By EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Our ref                                                          SD/0106463-0000007 ICM:28203017.1

13 September 2017

Ladies and Gentlemen

Republic of South Africa

Registration Statement under Schedule B

Filed March 28, 2017

File No. 333-216978

On behalf of the Republic of South Africa, we request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m. on September 14, 2017, or as soon as practicable thereafter.

If you have any questions, or require any further information, please contact Sachin Davé at Allen & Overy LLP on +44 203 088 3187.

Sincerely,

/s/ Tshepiso Moahloli

Tshepiso Moahloli

Attorney-in-fact for

Malusi Knowledge Nkanyezi Gigaba MP

Minister of Finance

Republic of South Africa

Copy                                                                  Sachin Davé

Allen & Overy LLP

His Excellency Mninwa Johannes Mahlangu

Ambassador of the Republic of South Africa

Embassy of the Republic of South Africa

Mary Cascio

Special Counsel, Division of Corporation Finance

U.S. Securities and Exchange Commission